Form 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION

(for the financial year ended December 31, 2017)

June 29, 2017

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation and in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers ("Form 51-102F6V"), Vanc Pharmaceuticals Inc. ("Vanc" or the "Company") is providing a summary of all annual and long-term compensation for services in all capacities to Vanc and its subsidiaries in respect of any individual who served as: (a) the Company's chief executive officer (the "CEO"), including an individual performing functions similar to a chief executive officer, during any part of the financial year ended December 31, 2017; (b) the Company's chief financial officer (the "CFO"), including an individual performing functions similar to a chief financial officer, during any part of the financial year ended December 31, 2017; (c) Vanc's three other most highly compensated executive officers, if any, whose individual total compensation for the financial year ended December 31, 2017 exceeded $150,000; and (d) any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of Vanc or its subsidiaries, nor acting in a similar capacity, at the end of the financial year ended December 31, 2017 (the "Named Executive Officers" or "NEOs").

During the financial year ended December 31, 2017, the following individuals were the NEOs of Vanc:

•Bob Sukhwinder S. Rai, CEO (appointed effective January 27, 2017);

•Arun Nayyar, former CEO (resigned effective January 27, 2017);

•Raj Padhiyar, former interim CFO (appointed effective June 26, 2017 and resigned effective February 2, 2018); and

•Eugene Beukman, former CFO (resigned effective May 18, 2017).

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Oversight and Description of Director and Named Executive Officer Compensation

NEO Compensation

The principal objective of the Company's compensation policy is to attract and retain key executive officers that are considered critical to the growth and success of Vanc.  The Company's compensation committee (the "Compensation Committee"), in consultation with Vanc's executive officers, periodically reviews and makes recommendations to the board of directors of the Company (the "Board") in respect of compensation paid to Vanc's directors and executive officers, including salary, incentive and other compensation levels. Presently, the Company relies on discussions of the Board and the Compensation Committee without any formal objectives, criteria and analysis in determining compensation, which generally consists of base salary and grants of stock option awards under the Company's stock option plan dated effective September 15, 2017 (the "Option Plan"). The Company does not assess its compensation through benchmarks or peer groups at this time.

Elements of Compensation

Under the Company's compensation structure, compensation for executive officers may consist of:

Base Salary.  Base salary is currently the foundation of Vanc's compensation policy and is intended to compensate competitively based on the past experience of the executive, while taking into consideration Vanc's current level of development.  The desire is for base salary to be high enough to secure exceptional executives that can further the annual and long-term objectives of the Company, while at the same time not being excessive with a view to Vanc's available cash resources.  The Compensation Committee reviews salary levels periodically and may recommend adjustments to the Board, if warranted, as a result of competitive positioning, the stage of development of the Company or an increase in responsibilities assumed by an executive.

Stock Options.  The Board may also grant stock options under the Option Plan as part of an executive's compensation package. The primary objective of making stock option grants is to encourage executive officers to acquire an ownership interest in the Company over a period of time, thus better aligning the interests of executive officers with the interests of shareholders of the Company ("Shareholders"), and thereby discouraging excessive risk taking. Additionally, awards may be granted to help enhance the overall competitiveness of an executive's compensation package, where necessary, while helping maintain Vanc's available cash resources.

The Company considers various factors when determining the number of awards to be granted to specific individuals, including the level of responsibility and base salary level associated with the position held by such individual. The Compensation Committee periodically submits to the Board for approval its recommendations in respect of the number of stock options to be granted to specific individuals. When determining possible future stock option grants, the Board considers past grants. The Company uses the Black-Scholes model to determine the fair value of stock options on the date of grant.

Bonus.  From time to time, the Board may grant bonus awards to members of Vanc's management, in the form of cash or common shares in the capital of the Company (each, a "Common Share"), in light of the Company's accomplishments of certain milestones or achievements and the member's level of involvement in accomplishing such milestones or achievements.

Director Compensation

The Company has implemented a directors' compensation policy, pursuant to which directors are compensated by Vanc for their services in their capacity as directors, for committee participation and involvement in special assignments and for services as consultants or experts. The directors are also reimbursed for reasonable expenses incurred in connection with their services as directors and are eligible for the grant of stock options under the Option Plan.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table (and notes thereto) sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Vanc or its subsidiaries to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to a NEO or a director of the Company for services provided and for services to be provided, directly or indirectly, to Vanc or its subsidiaries for each of the Company's two most recently completed financial years.

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Bob Sukhwinder S. Rai(1) CEO and Director	2017	132,613(2)	Nil	Nil	Nil	148,125	280,738
	2016	18,000(3)	Nil	Nil	Nil	Nil	18,000
Arun Nayyar(4) Former CEO and Director	2017	24,000(5)	Nil	Nil	Nil	Nil	24,000
	2016	198,100(6)	Nil	Nil	Nil	Nil	198,100
Raj Padhiyar(7) Former Interim CFO	2017	Nil	Nil	Nil	Nil	Nil	Nil
Eugene Beukman(8) Former CFO and Director	2017	36,010(9)	Nil	Nil	Nil	Nil	36,010
	2016	50,085(10)	Nil	Nil	Nil	Nil	50,085
David Hall(11) Director	2017	N/A	N/A	Nil	Nil	56,768	56,768
	2016	N/A	N/A	Nil	Nil	Nil	Nil
Alan Arnstein(12) Director	2017	N/A	N/A	Nil	Nil	25,383	25,383
Sherif Guorgui(13) Director	2017	N/A	N/A	Nil	Nil	29,587	29,587
John Papastergiou(14) Former Director	2017	N/A	N/A	Nil	Nil	21,001	21,001

Notes:

(1)Mr. Rai was appointed CEO effective January 27, 2017.

(2)The amount reported includes $126,613 earned by Mr. Rai for his role as CEO in 2017 and $6,000 earned by Mr. Rai for his role as a consultant to the Company in 2017. Mr. Rai did not collect any fees for his role as a director of the Company in 2017.

(3)The amount reported represents fees earned by Mr. Rai for his role as a consultant to the Company in 2016. Mr. Rai did not collect any fees for his role as a director of the Company in 2016.

(4)Mr. Nayyar resigned as CEO effective January 27, 2017 and as a director of the Company effective May 31, 2017.

(5)The amount reported represents fees earned by Mr. Nayyar for his role as CEO in 2017. Mr. Nayyar did not collect any fees for his role as a director of the Company in 2017.

(6)The amount reported represents fees earned by Mr. Nayyar for his role as CEO in 2016. Mr. Nayyar did not collect any fees for his role as a director of the Company in 2016.

(7)Mr. Padhiyar was appointed interim CFO effective June 26, 2017 and resigned effective February 2, 2018.

(8)Mr. Beukman resigned as CFO effective May 18, 2017 and as a director of the Company effective May 31, 2017.

(9)The amount reported represents fees earned by Mr. Beukman pursuant to the Management Contract (as defined below) in connection with his role as CFO in 2017. See "External Management Companies" below. Mr. Beukman did not collect any fees for his role as a director of the Company in 2017.

(10)The amount reported represents fees earned by Mr. Beukman pursuant to the Management Contract (as defined below) in connection with his role as CFO in 2016. See "External Management Companies" below. Mr. Beukman did not collect any fees for his role as a director of the Company in 2016.

(11)Mr. Hall was appointed as a director of the Company effective January 20, 2016.

(12)Mr. Arnstein was appointed as a director of the Company effective April 20, 2017.

(13)Mr. Guorgui was appointed as a director of the Company effective August 15, 2017.

(14)Mr. Papastergiou was appointed as a director of the Company effective November 20, 2017 and resigned effective December 16, 2017.

Stock Options

The following table (and notes thereto) sets out all compensation securities granted or issued to each NEO and director of the Company by Vanc or any of its subsidiaries for the financial year ended December 31, 2017 for services provided or to be provided, directly or indirectly, to Vanc or any if its subsidiaries:

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)(2) (#) / (%)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at December 29, 2017 ($)	Expiry date
Bob Sukhwinder S. Rai(3) CEO and Director	Stock Options	300,000 / 12.4	January 27, 2017	0.22	0.335	0.32	January 27, 2022
	Stock Options	550,000 / 22.7	December 8, 2017	0.28	0.29	0.32	December 8, 2022
Raj Padhiyar(4) Former Interim CFO	Stock Options	50,000(5) / 2.1	August 3, 2017	0.15	0.165	0.32	August 3, 2019
	Stock Options	10,000 / 0.4	December 8, 2017	0.28	0.29	0.32	December 8, 2022
Eugene Beukman(6) Former CFO and Director	Stock Options	10,000(7) / 0.4	December 8, 2017	0.28	0.29	0.32	December 8, 2022
David Hall(8) Director	Stock Options	600,000 / 24.8	December 8, 2017	0.28	0.29	0.32	December 8, 2022
Alan Arnstein(9) Director	Stock Options	150,000 / 6.2	July 20, 2017	0.15	0.165	0.32	July 20, 2022
	Stock Options	25,000 / 1.0	December 8, 2017	0.28	0.29	0.32	December 8, 2022
Sherif Guorgui(10) Director	Stock Options	150,000 / 6.2	September 27, 2017	0.15	0.195	0.32	September 27, 2022
	Stock Options	25,000 / 1.0	December 8, 2017	0.28	0.29	0.32	December 8, 2022
John Papastergiou(11) Former Director	Stock Options	150,000 / 6.2	November 20, 2017	0.28	0.14	0.32	November 20, 2022
	Stock Options	25,000 / 1.0	December 8, 2017	0.28	0.29	0.32	December 8, 2022

Notes:

(1)Each stock option entitles the holder thereof to acquire, upon exercise, one Common Share.

(2)Percentage of class based on an aggregate of 2,420,000 stock options outstanding as at December 31, 2017.

(3)As of December 31, 2017, Mr. Rai held an aggregate of 850,000 stock options.

(4)As of December 31, 2017, Mr. Padhiyar held an aggregate of 60,000 stock options.

(5)The reported stock options shall vest and are exercisable as follows: (i) 16,500 stock options on December 4, 2017; (ii) 16,500 stock options on April 3, 2018; and (iii) 17,000 stock options on August 3, 2018.

(6)As of December 31, 2017, Mr. Beukman held 10,000 stock options.

(7)The reported stock options were issued to Mr. Beukman for his role as a consultant to the Company following his resignation as CFO and a director.

(8)As of December 31, 2017, Mr. Hall held 600,000 stock options.

(9)As of December 31, 2017, Mr. Arnstein held 175,000 stock options.

(10)As of December 31, 2017, Mr. Guorgui held 175,000 stock options.

(11)As of December 31, 2017, Mr. Papastergio held 175,000 stock options.

Exercise of Compensation Securities by Directors and NEOs

During the financial year ended December 31, 2017, the NEOs and directors of the Company did not exercise any compensation securities of Vanc.

Stock Option Plans and Other Incentive Plans

The Company has adopted the Option Plan for Vanc's directors, officers, employees and consultants. The purpose of the Option Plan is to advance the interests of Vanc by encouraging the directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company.

The Option Plan is administered by the Board. The Option Plan provides that options will be issued pursuant to option agreements which shall provide for the expiration of such options on a date not later than the maximum term permitted by the TSX Venture Exchange (the "Exchange").  Under the Option Plan, a maximum number of Common Shares issuable upon the exercise of all options granted under the Option Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares, from time to time, provided that options may not be granted to an individual director, officer or employee to purchase a number of Common Shares equalling more than five percent (5%) of the issued Common Shares in any twelve-month period unless Vanc has obtained disinterested shareholder approval in respect of such grant and such grant meets Exchange requirements. Options may not be granted if the exercise thereof would result in the issuance to any one consultant or any one person employed to provide investor relations services in any twelve-month period of more than two percent (2%) of the issued Common Shares. Options issued pursuant to the Option Plan will have an exercise price determined by the directors of the Company, provided that the exercise price shall not be less than the price permitted by the Exchange.

Options granted under the Option Plan are non-transferable, non-assignable and expire on the earlier of the period set by the directors of the Company (not to exceed a maximum term of ten (10) years from the date of grant) or the date determined by the Board, on or after the date the optionee ceases to be an officer, director, employee or consultant of the Company. In the event of the death of an optionee, options held by such optionee will expire on the earlier of the period set by the directors of the Company (not to exceed the maximum term permitted by the Exchange) or one (1) year from the date of such optionee's ceasing to be an officer, director, employee or consultant of the Company due to death.

The Option Plan was last approved by Shareholders at Vanc's annual general and special meeting held on September 15, 2017. In accordance with Exchange rules, Vanc is required to obtain Shareholder approval of the Option Plan annually at the Company's annual general meeting.

Employment, Consulting and Management Agreements

Mr. Nayyar received a monthly salary for his services as CEO pursuant to a consulting agreement dated December 18, 2014, as amended March 1, 2015. Pursuant to the consulting agreement, Mr. Nayyar was entitled to receive benefits commensurate with those that Vanc offered to its other executive officers and directors for his services as CEO and a director of the Company. Had Mr. Nayyar's consulting agreement been terminated on December 31, 2017 without just cause by the Company, Mr. Nayyar would have been entitled to a payment of $50,000 in lieu of notice from Vanc under the consulting agreement. Mr. Nayyar resigned as CEO effective January 27, 2017, and no severance amount was paid to him with respect to his resignation.

Mr. Rai received a monthly salary for his services as CEO pursuant to a consulting agreement dated January 27, 2017. Pursuant to the consulting agreement, Mr. Rai was entitled to receive benefits commensurate with those that Vanc offered to its other executive officers and directors for his services as CEO and a director of the Company. The Company may terminate the consulting agreement at any time by providing fifteen (15) days' written notice, or providing a lump sum payment in lieu of notice. Had Mr. Rai's consulting agreement been terminated on December 31, 2017 without just cause by the Company, Mr. Rai would have been entitled to a payment of $6,164 in lieu of notice from Vanc under the consulting agreement.

Prior to his appointment as CEO, Mr. Rai received a monthly salary for his services as a consultant to the Company pursuant to a consulting agreement dated October 1, 2016. The consulting agreement provided for Mr. Rai to be paid a monthly fee of $6,000 plus applicable taxes and reimbursement of out-of-pocket expenses incurred on behalf of Vanc. The consulting agreement was terminated effective January 27, 2017 in connection with Mr. Rai's appointment as CEO.

External Management Companies

Pursuant to a management agreement (the "Management Contract") dated May 1, 2014, as amended, between the Company and Pender Street Corporate Consulting Ltd. ("PSCC"), PSCC agreed to provide management, accounting and administrative services to Vanc in consideration for a monthly fee of $3,000, plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company. Pursuant to the Management Contract, PSCC is also entitled to charge a 10% administration fee on all disbursements actually paid by it, to a maximum of $200 per disbursement. During the most recently completed financial year ended December 31, 2017, Vanc paid $36,000 to PSCC pursuant to the Management Contract.

PSCC is a private corporation wholly-owned by Eugene Beukman, the former CFO and a former director of the Company.

Pension Disclosure

The Company does not provide pension benefits to the NEOs or directors of the Company.